Exhibit 4.6

Non-Employee Director

NOTICE OF STOCK OPTION GRANT

NIVALIS THERAPEUTICS, INC. 2015 EQUITY INCENTIVE PLAN

You (“you” or “Participant”) have been awarded an Option to purchase Shares granted under the Nivalis Therapeutics, Inc. (the “Company”) 2015 Equity Incentive Plan (the “Plan”) and subject to the terms and conditions of the Plan, this Notice of Stock Option Grant (the “Notice of Grant”) and the attached Stock Option Agreement (the “Option Agreement”), including that you consent to electronic delivery as set forth in the Option Agreement. Unless otherwise defined herein, the terms defined in the Plan shall have the same meaning in this Notice of Grant and the attached Option Agreement.

Name:

Grant Number:

Date of Grant:

Type of Option:	Nonqualified Stock Option

Vesting Commencement Date:

Total Number of Shares:

Exercise Price per Share:

Expiration Date:

Vesting Schedule:

Subject to the limitations set forth in this Notice of Grant, the Plan and the Option Agreement, and so long as your Service continues, the Shares shall vest as follows:
[INITIAL GRANT: One thirty-sixth (1/36th) of the Total Number of Shares will vest on each one month anniversary of the Vesting Commencement Date, such that the Shares shall fully vest on the third anniversary of the Vesting Commencement Date.]
[ANNUAL GRANT: One twelfth (1/12th) of the Total Number of Shares will vest on each one month anniversary of the Vesting Commencement Date, such that the Shares shall fully vest on one year anniversary of the Vesting Commencement Date.]
On the vesting dates, the number of Shares vested shall be rounded down to the next whole number of Shares.

Additional Terms:

By the signatures below, you and the Company agree that this Option is subject to the Plan and Option Agreement, including all attached exhibits and documents incorporated by reference to both.  In the event there is a conflict or inconsistency between any provision in this Notice and Option Agreement, and one or more provisions of the Plan, the Plan provision(s) will govern.  You acknowledge receipt of copies of this Notice, the Option Agreement and the Plan, and you hereby accept this Option subject to all of the terms and conditions of the aforementioned documents.  You acknowledge that the vesting of the Shares pursuant to this Notice of Grant is earned only by continuing Service as an Non-Employee Director of the Company, unless the Board determines otherwise in its discretion.

PARTICIPANT	NIVALIS THERAPEUTICS, INC.

Print Name:	Its:

Signature:	By:

STOCK OPTION AGREEMENT

NIVALIS THERAPEUTICS, INC. 2015 EQUITY INCENTIVE PLAN

[PARTICIPANT NAME] (“Participant”) has been granted an option to purchase Shares (the “Option”) by the Nivalis Therapeutics, Inc., a Delaware corporation (the “Company”).  The Company and Participant entered into this Stock Option Agreement (this “Agreement”) as of [DATE] pursuant to the Nivalis Therapeutics, Inc. 2015 Equity Incentive Plan (the “Plan”).  The Option is subject to the terms, restrictions and conditions of the Plan, the Notice of Stock Option Grant (“Notice of Grant”) and this Option Agreement. Unless otherwise defined herein, the terms defined in the Plan shall have the same meaning in this Option Agreement.

1.             Grant of Option. Participant has been granted an Option for the number of Shares set forth in the Notice of Grant at the exercise price per Share set forth in the Notice of Grant (the “Exercise Price”). In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Option Agreement, the terms and conditions of the Plan shall prevail. If designated in the Notice of Grant as an Incentive Stock Option (“ISO”), this Option is intended to qualify as an Incentive Stock Option under Section 422 of the Code. However, if this Option is intended to be an ISO, to the extent that it exceeds the $100,000 rule of Code Section 422(d) it shall be treated as a Nonqualified Stock Option (“NSO”).

2.             Termination Period.

(a)           General Rule. If Participant’s Service terminates for any reason, the unvested portion of the Option shall be forfeited to the Company upon termination, and all rights Participant has to Shares subject to the unvested portion of this Option shall immediately terminate. Except as provided is this Section 2 and subject to the Plan, the Shares subject to the outstanding and vested portion of the Option Award may be exercised for three (3) months after Participant’s termination of Service. Notwithstanding the foregoing, in no event shall this Option be exercised later than the Expiration Date set forth in the Notice of Grant.

(b)           Death; Disability. If Participant dies before Participant’s Service terminates, then the Participant’s beneficiary may exercise the outstanding and vested portion of this Option until six months after the date of Participant’s death. If Participant’s Service terminates due to Disability, then the Participant may exercise the outstanding and vested portion of this Option until six (6) months after the Participant’s termination date. Notwithstanding the foregoing, in no event shall this Option be exercised later than the Expiration Date set forth in the Notice of Grant.

(c)           Cause.  If Participant’s Service terminates for Cause, all Shares subject to this Option shall be forfeited to the Company upon termination, all rights Participant has under this Option shall immediately terminate, and this Option will expire on Participant’s termination date.

(d)           Corporate Transaction.  Notwithstanding Section 2(a), any unvested portion of the Option will become fully vested and exercisable immediately prior to the consummation of a Corporate Transaction.

(e)           No Notice. Participant is responsible for keeping track of these exercise periods following Participant’s termination of Service for any reason. The Company will not provide further notice of such periods. In no event shall this Option be exercised later than the Expiration Date set forth in the Notice of Grant.

(f)            Occurrence of a Termination of Service.  In case of any dispute as to whether Participant’s termination of Service has occurred, the Board shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

3.             Exercise of Option.

(a)           Right to Exercise. This Option is exercisable during its term in accordance with the Vesting Schedule set forth in the Notice of Grant and the applicable provisions of the Plan and this Option Agreement. In the event of Participant’s death, Disability, or other cessation of Service, the exercisability of the Option is governed by the applicable provisions of the Plan, the Notice of Grant and this Option Agreement. This Option may not be exercised for a fraction of a Share.

(b)           Method of Exercise. This Option is exercisable by delivery of an exercise notice in a form specified by the Company (the “Exercise Notice”), which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. The Exercise Notice shall be delivered in person, by mail, via electronic mail or facsimile or by other authorized method to the Secretary of the Company or other person designated by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. This Option shall be deemed to be exercised upon receipt by the Company of a fully executed Exercise Notice accompanied by the aggregate Exercise Price and any applicable tax withholding due upon exercise of the Option.

(c)           Exercise by Another. If another person wants to exercise this Option after it has been transferred to him or her in compliance with this Option Agreement, that person must prove to the Company’s satisfaction that he or she is entitled to exercise this Option. That person must also complete the proper Exercise Notice form (as described above) and pay the Exercise Price (in a payment method described below) and any applicable tax withholding due upon exercise of the Option (as described below).

4.             Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at Participant’s election:

(a)           Participant’s personal check, wire transfer, or a cashier’s check;

(b)           certificates for shares of Company stock that Participant owns, along with any forms needed to effect a transfer of those shares to the Company; the value of the shares, determined as of the effective date of the Option exercise, will be applied to the aggregate Exercise Price. Instead of surrendering shares of Company stock, Participant may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the Option shares issued to Participant. However, Participant may not surrender, or attest to the ownership of, shares of Company stock in payment of the aggregate Exercise Price if Participant’s action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes;

(c)           cashless exercise through irrevocable directions to a securities broker approved by the Company to sell all or part of the Shares covered by this Option and to deliver to the Company from the sale proceeds an amount sufficient to pay the aggregate Exercise Price and any withholding taxes. The balance of the sale proceeds, if any, will be delivered to Participant. The directions must be given by signing a special notice of exercise form provided by the Company; or

(d)           other method authorized by the Company.

5.             Non-Transferability of Option. Participant may not sell, transfer, assign, pledge, hypothecate or otherwise dispose of this Option, except as provided below, and any attempt to do so will immediately render this Option invalid. Participant may designate a beneficiary who will receive the vested and outstanding portion of this Option in the event of the Participant’s death.  This Option may be transferred by will or by the laws of descent and distribution or court order and may be exercised during the lifetime of Participant only by Participant, Participant’s guardian, or legal representative.  The Committee may, in its sole discretion, allow Participant to transfer this Option to Participant’s spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights. The Committee will allow Participant to transfer this Option only if both Participant and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Option Agreement. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs and successors of Participant.

6.             Tax Consequences. Participant should consult a tax advisor for tax consequences relating to this Option in the jurisdiction in which Participant are subject to tax. Participant should consult a tax adviser before exercising the Option or disposing of the Shares acquired in exercising the Option.

(a)           Exercising the Option. Participant will not be allowed to exercise this Option unless Participant makes arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the Option exercise.

(b)           Notice of Disqualifying Disposition of ISO Shares. If Participant sells or otherwise disposes of any of the Shares acquired pursuant to an ISO on or before the later of (i) two years after the grant date, or (ii) one year after the exercise date, Participant shall immediately notify the Company in writing of such disposition. Participant agrees that he or she may be subject to income tax withholding by the Company on the compensation income recognized from such early disposition of ISO Shares by payment in cash or out of the current compensation paid to Participant.

7.             Withholding Taxes and Stock Withholding. Regardless of any action the Company or Participant’s actual employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related

Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items legally due by Participant is and remains Participant’s responsibility and that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to structure the terms of the grant or any aspect of the Option to reduce or eliminate Participant’s liability for Tax-Related Items.

Prior to exercise of the Option, Participant shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, Participant authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by Participant from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Employer. With the Company’s consent, these arrangements may also include, if permissible under local law, (i) withholding Shares that otherwise would be issued to Participant when Participant exercises this Option, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount, (ii) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf pursuant to this authorization), or (iv) any other arrangement approved by the Company. The Fair Market Value of these Shares, determined as of the effective date of the Option exercise, will be applied as a credit against the withholding taxes. Finally, Participant shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of Participant’s participation in the Plan or Participant’s purchase of Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the Shares if Participant fails to comply with Participant’s obligations in connection with the Tax-Related Items as described in this Section.

8.             Acknowledgement. The Company and Participant agree that the Option is granted under and governed by the Notice of Grant, this Option Agreement and by the provisions of the Plan (incorporated herein by reference). Participant: (a) acknowledges receipt of a copy of the Plan and the Plan prospectus, (b) represents that Participant have carefully read and are familiar with their provisions, (c) hereby accepts the Option subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice of Grant, and (d) acknowledges receipt of a copy of the Company’s Insider Trading Policy. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan, the Notice of Grant and the Agreement.

9.             Consent to Electronic Delivery of All Plan Documents and Disclosures. By Participant’s acceptance of this Option, Participant consents to the electronic delivery of the Notice of Grant, this Option Agreement, the Plan, account statements, Plan prospectuses required by the Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the Option. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via

e-mail or such other delivery determined at the Company’s discretion. Participant acknowledges that Participant may receive from the Company a paper copy of any documents delivered electronically at no cost if Participant contacts the Company by telephone, through a postal service or electronic mail at [insert email]. Participant further acknowledges that Participant will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, Participant understands that Participant must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, Participant understands that Participant’s consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if Participant has provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service or electronic mail at [insert email]. Finally, Participant understands that Participant is not required to consent to electronic delivery.

10.          Entire Agreement; Enforcement of Rights. This Option Agreement, the Plan and the Notice of Grant constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the Option are superseded. No modification of or amendment to this Option Agreement, nor any waiver of any rights under this Option Agreement, shall be effective unless in writing and signed by the parties to this Option Agreement. The failure by either party to enforce any rights under this Option Agreement shall not be construed as a waiver of any rights of such party.

11.          Compliance with Laws and Regulations. The Company will not permit anyone to exercise this Option if the issuance of shares at that time would violate any law or regulation, including without limitation all applicable state, federal and foreign laws and regulations and all applicable requirements of any stock exchange or automated quotation system on which the Company’s Common Stock may be listed or quoted at the time of such issuance or transfer. The Shares issued pursuant to this Option Agreement shall be endorsed with appropriate legends, if any, determined by the Company.

12.          Governing Law; Severability. This Option Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that may arise directly or indirectly from the Plan, the Notice of Grant and this Option Agreement, the parties hereby submit and consent to litigation in the exclusive jurisdiction of the State of Colorado and agree that any such litigation shall be conducted only in the courts of Colorado or the federal courts of the United States for the District of Colorado and no other courts. If one or more provisions of this Option Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Option Agreement, (b) the balance of this Option Agreement shall be interpreted as if such provision were so excluded and (c) the balance of this Option Agreement shall be enforceable in accordance with its terms.

13.          No Rights as Employee, Consultant or Director. Subject to applicable law, nothing in this Option Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate Participant’s Service, for any reason, with or without Cause.

14.          Lock-Up Agreement. In connection with the initial public offering of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, Participant hereby agrees not to sell, make any short sale of, loan, grant any Option for the purchase of, or otherwise dispose of any securities of the Company however and whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the restricted period, then, upon the request of the managing underwriter, to the extent required by any FINRA rules, the restrictions imposed by this Section shall continue to apply until the end of the third trading day following the expiration of the fifteen (15)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond two hundred sixteen (216) days after the effective date of the registration statement.

15.          Award Subject to Company Policies. To the extent permitted by applicable law, the Option and any Shares issued under the Option shall be subject to the following Company policies, which are incorporated herein by reference:  the Insider Trading Policy.

16.          Notices.  Any written notice to the Company required by any provisions of the Plan or this Option Agreement shall be addressed as follows, and shall be effective when received:

Chief Financial Officer

c/o Nivalis Therapeutices, Inc.

3122 Sterling Circle, Suite 200

Boulder, CO 80301.

Any written notice to the Participant required by any provision of this Plan or the applicable Award Agreement shall be addressed to the Participant at the address on record with the Secretary of the Company.  Notice shall be sent to either party prepaid by certified or registered mail or overnight courier, or delivered in person.

BY ACCEPTING THE OPTION, PARTICIPANT AGREES TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.